UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

BLYTH, INC.

(Name of Subject Company (Issuer))

CB SHINE MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC

(Offeror)

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Carlyle U.S. Equity Opportunity Fund, L.P.

c/o The Carlyle Group L.P.

Attention: David Stonehill

520 Madison Avenue

New York, NY 10022

(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nazim Zilkha, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$97,999,650	$11,387.56

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.00 (i.e., the per share tender offer price) by (y) the sum of (a) 16,138,413 shares of Blyth common stock issued and outstanding and (b) 194,862 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2003 Second Amended and Restated Omnibus Incentive Plan, as amended. The foregoing share figures have been provided by the issuer to the offerors and are as of September 11, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,387.56	Filing Party: Carlyle U.S. Equity Opportunity Fund, L.P., CB Shine Holdings, LLC and CB Shine Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and a direct subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), and CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent, amends and supplements the Schedule TO relating to the tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price of $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by restating in its entirety the sub-section captioned “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Litigation. Following the announcement of the Merger, six putative class action complaints captioned Gauthier v. Blyth, Inc., et al., Civil Action No. 11464, Kullman v. Blyth, Inc., et al., Civil Action No. 11479, Stanton v. Blyth, Inc., et al., Civil Action No. 11507-VCG, Raftery v. Goergen, et al., Civil Action No. 11520, Berry v. Goergen, et al., Civil Action No. 11543, and Nguyen v. Blyth, Inc., et al., Civil Action No. 11547, were filed in the Court of Chancery of the State of Delaware and one putative class action complaint captioned Thamert v. Blyth, Inc., et al, FST-CV15-6026426-S, was filed in the State of Connecticut Superior Court, Judicial District of Stamford.

The complaints name as defendants Blyth, members of the Blyth board of directors, Carlyle Group L.P., Parent and Merger Sub. The complaints generally allege that the members of the Blyth board of directors breached their fiduciary duties to Blyth’s stockholders by entering into the Merger Agreement and approving the Merger, and that Carlyle Group L.P., Parent and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the Merger Consideration undervalues Blyth, (ii) that the Merger Agreement is the product of a flawed process due to violations of fiduciary duties owed to plaintiffs and the Class, (iii) that certain provisions of the Merger Agreement inappropriately favor Carlyle Group L.P. and preclude or impede third parties from submitting potentially superior proposals, and (iv) that Blyth’s Schedule 14D-9 filed on September 15, 2015 did not disclose certain material information.

The complaints seek, among other relief: (i) injunctive relief preliminarily and permanently enjoining the Merger, (ii) rescission of the Merger in the event it is consummated, (iii) rescissory damages and an accounting of all the damages suffered as a result of the alleged wrongdoing, and (iv) reimbursement of fees and costs.

The Carlyle Group L.P., Parent and Merger Sub believe that the claims asserted against them in the complaints are without merit.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by restating in its entirety the sub-section captioned “Germany” and “Austria” ” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows.

“Germany. The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing Parent and Blyth within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with Parent and Blyth. Parent and Blyth filed the required notice forms with the FCO on September 7, 2015. On September 28, 2015, the FCO cleared without conditions the acquisition of Shares pursuant to (i) the Offer and (ii) the Merger under the German Act Against Restraints of Competition. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied.

Austria. The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015.

If the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, we and Blyth may not be obligated to consummate the Offer or the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

CB SHINE MERGER SUB, INC.

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CB SHINE HOLDINGS, LLC

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	President and Treasurer

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.
By: Carlyle Equity Opportunity GP, L.P., its general partner
By: Carlyle Equity Opportunity GP, L.L.C., its general partner

	By:	/s/ David Stonehill
	Name:	David Stonehill
	Title:	Managing Director

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